Response Biomedical Corporation to Present at Rodman & Renshaw
5thAnnual Global Healthcare Conference

Live Web Cast Scheduled for May 19 at 10:15 a.m. Eastern Time

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, May 16, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that S. Wayne Kay, Chief Executive Officer, is scheduled to present at the Rodman & Renshaw 5th Annual Global Healthcare Conference on Monday May 19th at 10:15 a.m. EDT.

A live web cast of the presentation will be available on the Company’s Web site at http://www.responsebio.com/newsroom_events_calendar_corporate.asp?menu=1&submenu=3 and replays will be available for 14 days starting approximately three hours after the initial presentation.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio .com	Email: bkorb@troutgroup.com

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